UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in its Charter)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CBL International Limited Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On August 3, 2026, CBL International Limited, a Cayman Islands exempted company (the “Company”), received a formal notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Rule”) and this matter was closed.

As previously disclosed, the Company received a written notice dated as of August 12, 2025 (“Notice”) from Nasdaq, indicating that, for the thirty (30) consecutive business days prior to the date of the Notice, the bid price for the Company’s ordinary shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until February 9, 2026, to regain compliance with the Nasdaq continued listing requirement. The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to Nasdaq to provide it with an additional 180-day compliance period to cure the deficiency.

On February 10, 2026, the Company received a letter from Nasdaq advising that the Company had been granted an additional 180-day extension, or until August 10, 2026, to regain compliance with the minimum bid price requirement. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for listing on Nasdaq, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. On July 20, 2026, the Company effected a 1-for-13 share consolidation of its class A ordinary shares and class B ordinary shares. Beginning with the opening of trading on July 20, 2026, the class B ordinary shares of the Company began to trade on a post-share consolidation basis on the Nasdaq Capital Market under the same symbol “BANL” but under a new CUSIP number of G1991X133.

On August 4, 2026, the Company issued a press release announcing the compliance notification from Nasdaq. A copy of the press release is furnished as Exhibit 99.1 to this current report.

Incorporation By Reference

This current report on Form 6-K (except the Exhibit 99.1) is hereby incorporated by reference into the registration statement of CBL International Limited on Form F-3 (File No. 333-284228), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release: CBL International Announces Regaining Compliance with Nasdaq Minimum Bid Price Requirement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

Date: August 4, 2026	By:	/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

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